Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 16, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                This Report on Form 6-K contains a press release issued by Vodafone Group Plc on June 13, 2002, entitled “Sale of Stakes in Mexican and Indian Operators”.

2003/024

13 June 2003

SALE OF STAKES IN MEXICAN AND INDIAN OPERATORS

Vodafone Group Plc (“Vodafone”) today announces that Vodafone Americas BV, a wholly owned subsidiary, has agreed to sell its 34.5% stake in Grupo Iusacell, S.A. de C.V. (“Iusacell”) to Movil Access. Movil Access is a wholly owned subsidiary of Biper, a publicly quoted paging company in Mexico.  Iusacell is the third largest mobile operator in Mexico.

Movil Access will launch tender offers in Mexico and the USA for all the shares of Iusacell, subject to certain approvals.  Verizon Communications and Vodafone Americas BV together own approximately 74% of Iusacell’s equity and have agreed to tender their shares to Movil Access. Approval to launch the tender offers is expected in mid July and, subject to satisfaction of certain conditions, the offers are expected to close in August.

On 5 June 2003, Vodafone International Inc, a wholly owned subsidiary of Vodafone, agreed, subject to conditions, to sell its indirect 20.76% interest in RPG Cellular Services Ltd, a regional operator in Chennai, India.  The transaction is expected to complete in early July.

The value of both transactions represents less than 1% of the net assets of Vodafone.

- ends -

For further information:

Vodafone Group
Tim Brown, Group Corporate Affairs Director
Tel: +44 (0) 1635 673310

Investor Relations	Media Relations
Melissa Stimpson	Bobby Leach
Darren Jones	Ben Padovan
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges
Justin Griffiths
Tel: +44 (0) 20 7600 2288

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 16, 2003	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary